December 8, 2006

Mr Donald A. Walker
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC 20549
USA

Dear Mr Walker

National Australia Bank Limited
Form 20-F for the Fiscal Year Ended September 30,2005 (“2005 20-F”)
Filed December 2, 2005
File No. 001-9945

Thank you for your letter dated November 21, 2006 in relation to the above filing and for the subsequent discussion on December 7, 2006. Your letter of November 21, 2006 follows letters of August 3, 2006 and September 14, 2006 and our responses of August 21, 2006 and September 29, 2006, respectively. This letter covers the comments in your November 21, 2006 letter and our responses (corresponding to the captions within your letter).

References in this correspondence to the “Group” are to National Australia Bank Limited and its controlled entities. All currency amounts are expressed in Australian dollars.

References to AGAAP are to the standards issued by the Australian Accounting Standards Board and the basis on which the Group’s September 30, 2005 financial statements contained in the 2005 20-F were prepared. References to AIFRS relate to the Group’s adoption of Australian Equivalents to International Financial Reporting Standards. The Group is required to apply AIFRS as the primary basis of accounting in Australia from October 1, 2005 and is the basis on which the Group’s September 30, 2006 and September 30, 2005 financial statements to be contained in the 2006 20-F were prepared.

QUESTION:

Note 56 - Reconciliation with US GAAP and other US GAAP disclosures

Note 56(J) - General provision for doubtful debts

1.                                       We read your response to prior Comments 2 and 3 of our letter dated September 14, 2006, and based on the information provided we are unable to determine whether your historical US GAAP allowance for loan losses was recorded appropriately. Please revise your discussion of the loan impairment provision to include the additional details of your loan impairment provision methodology under both AIFRS and US GAAP, as appropriate. Your disclosures should clearly explain how you determined each portion of the allowance, incorporating the key considerations discussed in your response letter, which include, but are not limited to, the following:

•                                          how you determine the loss factors, such as probability of default and loss given default, which are applicable to each of the lending segments;

•              risk factors considered in establishing each element of the allowance;

•                                          how you select and/or adjust your provision based on the range of subjective outcomes resulting from your calculations; and

•              anticipated differences between US GAAP and AIFRS on a go-forward basis, if any.

Please ensure that the above disclosures highlight the areas where your current methodology and key assumptions changes from your historical methodology and key assumptions in order to provide further context and support for the significant reduction in provision upon the adoption of AIFRS. Please provide your proposed revised disclosures in your response letter to assist us in our review.

RESPONSE:

The Group prepares its primary financial statements in accordance with the Australian corporations law for distribution in the Australian market and for filing with the Australian regulatory authorities. The majority of its shareholders trade in the Australian markets. As a result, the Group’s primary financial statements are prepared in accordance with Australian Accounting Standards and all of its corporate reporting is in accordance with these standards. As its shares are also listed in the United States, the Group provides an annual reconciliation of its financial statements from Australian Accounting Standards to US GAAP for purposes of its 20-F filing with the Commission.

Prior to 2006, the Group applied a statistically-based provisioning methodology for estimating the “general” provision for doubtful debts in accordance with AGAAP. Except for the adjustment that arose in 2004 as described in our letter to you dated August 21, 2006, the general provision (along with the specific provisions) was also determined in accordance with US GAAP.

During 2005, the Group undertook a significant project to prepare for the implementation of AIFRS beginning October 1, 2005. Included in this project was a review of the Group’s loan loss provisioning approach under the requirements of AASB 139, “Financial Instruments: Recognition and Measurement” (AASB 139). As part of this review the Group undertook studies of the performance of its AGAAP loan loss methodology and conducted analysis of alternative methodologies with the objective of meeting the requirements of AASB 139 which were more prescriptive than those of AGAAP. As a result of the review, the Group decided to make certain changes to its loan loss estimation approach on conversion to AIFRS effective October 1, 2005.

The changes planned for the Group’s primary financial statements were then analysed in the context of US GAAP as at 30 September 2005. It was determined that they would result in a provision in accordance with US GAAP and would improve the accuracy of those loan loss provisions. Accordingly, as the changes were known at the time of preparing the 2005 20-F they were made in the 2005 20-F Note 56 - Reconciliation with US GAAP and other US GAAP disclosures.

The most significant change made was in the “collective” provision (which replaced the AGAAP general provision) to distinguish between those loans, either retail or non-retail, which were performing and either exhibited some evidence of impairment (e.g., missed payment, rating downgrade etc.) or did not. Provisions were then estimated separately for these two categories (objective evidence and incurred but not reported “IBNR”, respectively) rather than on a combined basis as was the case previously. This required systems changes along with more granular data collection than had been the case in the past. The other significant changes included:

•                                          The adoption of a roll rate methodology for estimating provisions for retail loans by portfolio. Under this approach, retail loans in a portfolio are categorized according to their delinquency buckets with separate default and loss factors estimated based on experience and applied to each delinquency bucket. This replaces the use of a loss rate approach applied at the portfolio level and provides a more accurate estimate.

•                                          Refinements made in determining loss rates and exposures for the IBNR component of the loss provision for non retail loans. These factors are more aligned with the nature of the loans. Previously the provision was computed using the same approach across the entire non-retail portfolio.

•                                          The application of more accurate estimates of the period over which losses will emerge and move to default status for both retail and non retail loans. This affected the probabilities of default used for non retail provisions and the development period used in the retail methodology. During 2005 the Group conducted detailed studies of loan loss emergence patterns in both retail and non retail portfolios to support these changes.

The overall effect of the above changes was to reduce the US GAAP loan loss provision in 2005 by $194 million (gross of tax) from $2,266 million to $2,072 million.

We believe that AIFRS and US GAAP loan loss provisioning principles are consistent. Unless there are changes in either AIFRS or US GAAP with respect to loan provisions, we do not expect there to be differences in the future.

As we have not yet filed our 2006 20-F, we have drafted disclosures that are proposed to be included within the 2006 20-F with respect to loan loss provisioning. As discussed on December 7, 2006 these disclosures seek to address all of the comments raised in your letters as set out above. The draft disclosures are presented in the Appendix to this letter and have been updated for the matters considered in our recent discussion.

We hope that the above information is of assistance to you in further understanding the approach we have taken for our 2005 20-F filing, specifically in relation to loan loss provisioning.

Yours sincerely,

/s/ Gordon Lefevre

Gordon Lefevre
Deputy Group Chief Financial Officer
National Australia Bank Limited

PROPOSED 2006 20-F DISCLOSURES IN
RELATION TO LOAN LOSS PROVISIONING

Set out below are certain extracts from the draft 2006 20-F as they relate to the National’s loan loss provisioning methodology and transition to AIFRS. They incorporate changes proposed in order to address the various comments raised in the September 14, 2006 comment letter from the SEC on the National’s 2005 20-F. Page references are from the National’s draft 2006 20-F, with equivalent page numbers from the 2005 20-F in brackets for reference only.

EXTRACT FROM PAGE 50 (2005: PAGE 54)

FINANCIAL REVIEW

Credit quality data

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’), and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics in a collective assessment for impairment.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

In prior financial periods, the Group adopted a statistically based provisioning method for its general provision for doubtful debts. Under this method, the Group estimated the level of losses inherent, but not specifically identified, in its existing credit portfolios at balance date. The approach applied for 2005 differed in certain respects to the approach applied for 2006 following transition to AASB 139. Key changes included applying more detailed loss estimation methods, more accurate estimates of loan loss emergence and other refinements to the approach.

Further information in respect of the Group’s loan loss provisioning methodology under AASB 139 and associated assumptions is provided in the Critical Accounting Policies section (refer page XX).

EXTRACT FROM PAGE 54 (2005: PAGE 67)

CRITICAL ACCOUNTING POLICIES

Provision for doubtful debts

Under AIFRS, loans and advances are generally carried at amortised cost, representing the gross value of the outstanding balance adjusted for provisions for doubtful debts. To best meet this requirement, the Group has adopted a statistically-based provisioning method for its provision for doubtful debts, which is consistent with other large financial institutions in Australia and the US. Under this method, the Group estimates the level of losses incurred, but not specifically identified, in its existing credit portfolio at balance date. The amount of the estimated loss is recognised using an allowance account and is included in the income statement.

In applying this policy the Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’), and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated.

The amount of impairment loss for a loan or portfolio of loans is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets within the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions. In addition, the Group uses its experienced judgement to estimate the amount of an impairment loss.

The Group’s loan portfolio is split between retail and non-retail loans with a loan loss provision being calculated separately for each of these components.

For retail loans (personal loans, credit cards and home loans) the Group typically applies a roll rate methodology as follows. Under the roll rate methodology, loans are categorized into classes depending on their product type and their performance status, including performing, 0-30, 30-60, 60-90 days past due and beyond. Default and loss probabilities are then applied to each class in order to estimate the level of incurred losses. These probabilities are determined individually for each class and are based on observed historical experience across the portfolio.

For non-retail loans a statistical based provisioning methodology is applied. This calculates the level of incurred losses in the portfolio based upon the probability of default multiplied by the loss given default. The Group uses its internal credit risk assessment scale to group loans with common risk characteristics together. The Group’s internal scale assigns a rating from 1 through to 16 (increasing as the assessment of the credit quality deteriorates) to each loan. This rating is based on the loan officer’s assessment of the credit worthiness of the loan and the expected future cash flows from the loan. Individual probabilities of default and loss given default estimates are then determined for each rating category and are based on observed historical experience across the portfolio. Probabilities of default are directly correlated with the loss emergence period determined for that portfolio of financial assets.

The Group’s loan loss provisioning methodology incorporates a number of assumptions, including estimates of probabilities of default and loss given default. The methodology and assumptions used for estimating the level of loan loss provisions are reviewed regularly to reduce any differences between loss estimates and actual loss experience. The assumptions applied by management are also subject to regular review and oversight by the Group Risk Management Committee and Board Risk and Audit Committees.

EXTRACT FROM PAGES 105 to 106 (2005: PAGE 119)

PRINCIPAL ACCOUNTING POLICIES

Impairment

(i) Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’). Further, it is considered that the loss event or events have had an impact on the estimated future cash flows of the financial asset (or the portfolio) that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

For loans and receivables and held to maturity investments, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group.

Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist. Specific risk factors considered as part of the year end process to assess whether the historical experience used in the loan loss provisioning model calculations should be adjusted to reflect current conditions include:

•              levels of, and trends in, delinquencies and impaired loans;

•              levels of, and trends in, charge-offs and recoveries;

•              any changes in risk selection and underwriting standards;

•              any changes in experience, ability and depth of lending management;

•              any changes in collections or work-out activities and personnel;

•              national and local economic trends and conditions; and

•              industry concentrations and conditions.

The Group’s loan portfolio is split between retail and non-retail loans with a loan loss provision being calculated separately for each of these components.

For retail loans (personal loans, credit cards and home loans) the Group typically applies a roll rate methodology as follows. Under the roll rate methodology, loans are categorized into classes depending on their product type and their performance status, including performing, 0-30, 30-60, 60-90 days past due and beyond. Default and loss probabilities are then applied to each class in order to estimate the level of incurred losses. These probabilities are determined individually for each class and are based on observed historical experience across the portfolio.

For non-retail loans a statistical based provisioning methodology is applied. This calculates the level of incurred losses in the portfolio based upon the probability of default multiplied by the loss given default. The Group uses its internal credit risk assessment scale to group loans with common risk characteristics together. The Group’s internal scale assigns a rating from 1 through to 16 (increasing as the assessment of the credit quality deteriorates) to each loan. This rating is based on the loan officer’s assessment of the credit worthiness of the loan. Probabilities of default and loss given default estimates are then determined individually for each rating category and are based on observed historical experience across the portfolio. Probabilities of default are directly correlated with the loss emergence period determined for that portfolio of financial assets.

The Group’s loan loss provisioning methodology incorporates a number of assumptions, including estimates of probabilities of default and loss given default. The methodology and assumptions used for estimating the level of loan loss provisions are reviewed regularly to reduce any differences between loss estimates and actual loss experience. Where a range of possible outcomes is possible, the Group determines the approach that is considered the most likely outcome. The Group will then apply this approach on a consistent basis period on period to ensure comparability of loan loss provision levels.

As part of the loan loss provisioning process the Group is required to use its experienced judgement to estimate the amount of an impairment loss. The assumptions and judgements applied by management are subject to regular review and oversight by the Group Risk Management Committee and Board Risk and Audit Committees.

Following impairment, interest income is recognised on the unwinding of the discount from the initial recognition of impairment using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss. Interest on impaired facilities is recognised as interest income when received and where the amount is identified not as a repayment of principal.

When a loan is uncollectible, it is written off against the related provision. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the expense in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

In the case of equity instruments classified as available for sale, the Group seeks evidence of a significant or prolonged decline in the fair value of the security below its cost to determine whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt securities classified as available for sale are recognised in the income statement. Reversals of impairment of equity instruments classified as available for sale are not recognised in the income statement. Increases in the fair value of equity shares classified as available for sale after impairment are recognised directly in equity.

EXTRACT FROM PAGE 252 (2005: PAGE 241)

RECONCILIATION WITH US GAAP AND OTHER US GAAP DISCLOSURES

(x) Collective provision for doubtful debts

From October 1, 2005, the Group has adopted AASB 139 as the basis for its loan loss calculation under AIFRS. The Group recognises loan impairment when objective evidence is available that a loss event has occurred and as a consequence the Group will not likely receive all amounts owed to it. Loan impairment is calculated as the difference between the carrying amount of the loan and the present value of future expected cash flows associated with the loan discounted at the loan’s original effective interest rate. Further details on the loan loss methodology applied by the Group under AASB 139 are provided in Note 1 - Principal Accounting Policies (refer page XX).

The adoption of AASB 139 is consistent with the application of the requirements for the calculation of loan impairment under US GAAP and as such, no adjustment for US GAAP reconciliation purposes is required except for the change in accounting estimate below.

Change in accounting estimate in 2005

At September 30, 2005 for US GAAP reporting purposes, the Group made a number of changes in the approach used to estimate the provision for doubtful debts under US GAAP. These changes were introduced to ensure consistency with the application of the requirements for the calculation of loan impairment under US GAAP as set out in SFAS 5 “Accounting for Contingencies” and SFAS 114 “Accounting by Creditors for Impairment of a Loan” and those set out in AASB 139. The Group adopted AASB 139 as the basis for its loan loss calculation under AIFRS from 1 October 2005.

The major aspects of the change related to calculation of the collective provision for both retail and non-retail lending, and involved a change in the approach used to estimate provisions where there is objective evidence of impairment of a loan or portfolio of loans, including in respect of losses incurred but not reported (IBNR) at balance date.

As a result of the above the pre tax reconciliation adjustment to the loan loss provision was to reduce the US GAAP provision by $194 million ($136 million net of tax). This decrease was largely driven by:

•                                          a reduction in provisions against retail loans, reflecting the adoption of the roll rate methodology which resulted in losses being estimated at a more detailed level than the portfolio loss rate method used in prior years. The Group considers that this approach provides a more accurate estimate of incurred losses within the portfolio;

•                                          a reduction in provisions against non retail loans, primarily reflecting refinements in determining the loss rates and exposures for the IBNR component of non retail loans; and

•                                          reduction in provision against both retail and non-retail loans reflecting a more accurate estimate of the period over which losses will emerge and move to default status. Emergence periods are determined for each individual loan category and associated probabilities of default are directly correlated to the estimated emergence period.

Change in accounting estimate in 2006

Through further review and refinement of the Group’s loan loss provision estimates subsequent to the finalisation of the September 30, 2005 financial report the final AGAAP to AIFRS loan loss provision adjustment was calculated as being $372 million. The $22 million difference is considered to be a change in accounting estimate and has been accounted for in accordance with SFAS 154 “Accounting changes and error corrections” (“SFAS 154”) and recognised as a current period adjustment within the Consolidated Statements of Net Income. The impact of this change on earnings per share and diluted earnings per share was (1.0) cents and (0.9) cents, respectively.